                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________



                        Commission file number 001-15811

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                               MARKEL CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 54-1959284
                             4521 Highwoods Parkway
                           Glen Allen, Virginia 23060
                            Telephone (804) 747-0136

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 2001 and 2000

                  (With Independent Auditors' Report Thereon)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                                                Page
Independent Auditors' Report                                                                      1

Statements of Assets Available for Benefits                                                       2

Statements of Changes in Assets Available for Benefits                                            3

Notes to Financial Statements                                                                     4

Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001               11

Schedule H, Line 4j - Schedule of Reportable Transactions - Year ended December 31, 2001         12

                          Independent Auditors' Report

The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:


We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ KPMG LLP

Richmond, Virginia
April 19, 2002

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                  Statements of Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                                  2001                  2000
                                                                           ------------------    ------------------
Investments, at fair value (note 3):
     Mutual funds                                                           $      57,055,525     $      57,125,624
     Markel Corporation common stock                                               25,991,673            25,613,691
     Loans receivable                                                               1,326,146             1,332,919
                                                                           ------------------    ------------------
                    Total investments                                              84,373,344            84,072,234
                                                                           ------------------    ------------------
Receivables:
     Employer's contribution                                                          281,910               386,713
     Participants' contributions                                                      233,463               322,292
                                                                           ------------------    ------------------
                    Total receivables                                                 515,373               709,005
                                                                           ------------------    ------------------
                    Assets available for benefits                           $      84,888,717     $      84,781,239
                                                                           ==================    ==================

See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

             Statements of Changes in Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                                 2001                  2000
                                                                           -----------------    -----------------
Additions to (deductions from) assets attributed to:
    Investment income:
       Net depreciation in fair value of investments (note 3)               $     (5,611,849)    $     (1,767,540)
       Loan interest                                                                 112,168              122,138
       Interest and dividends                                                      1,591,154            4,510,127
                                                                           -----------------    -----------------
                                                                                  (3,908,527)           2,864,725
                                                                           -----------------    -----------------
    Contributions:
       Employer                                                                    3,678,752            3,339,776
       Participants                                                                4,308,885            3,374,041
                                                                           -----------------    -----------------
                                                                                   7,987,637            6,713,817
                                                                           -----------------    -----------------
              Total additions                                                      4,079,110            9,578,542
                                                                           -----------------    -----------------
Deductions from assets attributed to participant
    distributions and withdrawals                                                 (3,971,632)          (6,263,726)
Transfers from other qualified plans (note 6)                                             --            1,375,275
                                                                           -----------------    -----------------
              Net increase                                                           107,478            4,690,091

Assets available for benefits:
       Beginning of year                                                          84,781,239           80,091,148
                                                                           -----------------    -----------------
       End of year                                                          $     84,888,717     $     84,781,239
                                                                           =================    =================

See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(1)    Summary of Significant Accounting Policies

       The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

       (a)    Basis of Presentation

              The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned; plan benefits and withdrawals are recorded when paid and net appreciation and depreciation of investments are recognized as they occur. Loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

       (b)    Use of Estimates

              Accounting principles generally accepted in the United States of America require the Administrative Committee of the Plan to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

       (c)    Investments

              The fair value of Markel Corporation common stock is based upon the quoted price of stock as of the end of each year.

              Investments in mutual funds are valued according to net asset values of the funds on the basis of fair values of the assets and liabilities thereof. Loans receivable are valued at the principal amount outstanding, which approximates fair value.

              The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation/depreciation in the fair value of investments.

              The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

       (d)    Income Taxes

              The Plan is in receipt of a favorable determination letter dated February 18, 1997, issued pursuant to Revenue Procedure 93-39, under Section 401(a) of the Internal Revenue Code, and the related trust is considered exempt from taxation under the provisions of
              Section 501(a). The plan was amended effective March 1, 2002. Accordingly, a new tax determination letter has been applied for and is pending approval by the IRS. In addition, the plan administrator believes the Plan operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

                                        4                            (Continued)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(2)    Summary of Significant Provisions of the Plan

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all North American employees of Markel Corporation and its wholly owned domestic subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company, with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc. (the Trustee).

       (b)    Contributions

              Each year, the Company is obligated to contribute to the Plan, subject to service requirements, an amount equal to 6% of each participant's compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's compensation for any such year. Participants may contribute, in whole percentage increments, up to 15% of their annual compensation, excluding bonuses, on a pre-tax basis. The allocation of both employer and participant contributions to the various funds is based upon the individual participant's election. However, one-third of the employer's contribution, representing up to 3% of a participant's annual compensation, will be allocated to a restricted Company Stock Fund.

              Participant contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $642,959 and $103,839 for the years ended December 31, 2001 and 2000, respectively.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's and Company's contributions and earnings of the Plan. The posting of earnings is made on a quarterly or more frequent basis.

                                       5                             (Continued)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (d)    Vesting and Plan Termination

              Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions is based on years of service as follows:

                   Years of vesting service                Vested percentage
              ---------------------------------        -------------------------
              Less than two years of service                      0%
              Two years of service                                20%
              Three years of service                              50%
              Four or more years of service                      100%

              In accordance with the provisions of the Plan, any portion of the Company's contributions that has not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions. For the years ended December 31, 2001 and 2000, forfeited amounts totaled $121,553 and $110,849, respectively.

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

       (e)    Payment of Benefits

              Upon termination of service, participants may receive a lump sum amount equal to the value of their vested account within 60 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

       (f)    Participant Loans

              The Plan contains a provision for loans to participants with the plan administrator's consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant's account or under certain conditions up to a maximum of the lesser of $50,000 or 50%. Loans bear interest at a market rate and are repayable in accordance with terms established by the Plan.

       (g)    Investment Options

              The Plan offers sixteen investment fund options - the Company Stock Fund, the Fidelity Magellan Fund, the Fidelity Puritan Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Money Market Portfolio, the Fidelity Stock Selector Fund, the Fidelity Intermediate Bond Fund, the Fidelity Contrafund, the Fidelity Overseas Fund, the Fidelity Small Capital Independence Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom Income Fund, and the Fidelity Freedom 2000 Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily, except for the Company Stock fund, for which participants may change investment options monthly.

                                       6                             (Continued)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(3) Investments

    The Plan's investments are held by a trustee-administered trust fund. The following tables present the fair values of investments at December 31, 2001 and 2000 representing five percent or more of the Plan's assets at the end of the respective years:

                                                                          December 31, 2001
                                                       ------------------------------------------------
                                                          Number of
                                                          shares or                        Fair
                                                            units                         value
                                                       ------------------           -------------------
Markel Corporation common stock                             144,680                 $   25,991,673

Mutual funds:
    Fidelity Magellan Fund                                  148,759                     15,503,611
    Fidelity Puritan Fund                                   510,081                      9,013,130
    Fidelity Equity Income Fund                             177,301                      8,646,976
    Fidelity Retirement Money Market Portfolio            7,298,110                      7,298,110
    Fidelity Stock Selector Fund                            281,021                      5,937,973
    Fidelity Intermediate Bond Fund                         423,478                      4,370,290



                                                                          December 31, 2000
                                                       ------------------------------------------------
                                                          Number of
                                                          shares or                        Fair
                                                            units                         value
                                                       ------------------           -------------------
Markel Corporation common stock                               141,512               $    25,613,691

Mutual funds:
    Fidelity Magellan Fund                                    147,592                    17,607,691
    Fidelity Puritan Fund                                     449,562                     8,465,255
    Fidelity Equity Income Fund                               157,698                     8,425,826
    Fidelity Stock Selector Fund                              280,756                     6,973,983
    Fidelity Retirement Money Market Portfolio              6,455,234                     6,455,234

                                        7                            (Continued)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


       During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in fair value by $5,611,849 and $1,767,540, respectively, as follows:

                                                                    Year ended
                                                                    December 31,
                                                       -----------------------------------
                                                             2001                2000
                                                       ---------------      --------------
Markel Corporation common stock                        $     (209,287)          3,826,468

Mutual funds:
     Fidelity Puritan Fund                                   (543,052)            (99,387)
     Fidelity Magellan Fund                                (2,260,385)         (2,553,499)
     Fidelity Contrafund                                     (527,288)           (728,412)
     Fidelity Equity Income Fund                             (784,228)            (58,087)
     Fidelity Intermediate Bond Fund                          104,782             100,901
     Fidelity Overseas Fund                                  (324,460)           (520,695)
     Fidelity Stock Selector Fund                          (1,026,091)         (1,734,829)
     Fidelity Small Capital Independence Fund                  30,263                  --
     Fidelity Freedom Income Fund                                (293)                 --
     Fidelity Freedom 2000 Fund                                   241                  --
     Fidelity Freedom 2010 Fund                               (19,833)                 --
     Fidelity Freedom 2020 Fund                               (28,816)                 --
     Fidelity Freedom 2030 Fund                               (13,122)                 --
     Fidelity Freedom 2040 Fund                               (10,280)                 --
                                                       ---------------      --------------
                     Net depreciation in fair value    $   (5,611,849)      $  (1,767,540)
                                                       ===============      ==============

(4)    Administrative Expenses

       The administrative expenses of the Plan have been paid by the Company to the Trustee. Expenses paid by the Company totaled approximately $46,511 and $39,895 for the years ended December 31, 2001 and 2000, respectively.

(5)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                          December 31,
                                                              ---------------------------------
                                                                   2001               2000
                                                              ----------------    -------------
Assets available for benefits per the financial statements    $     84,888,717       84,781,239
Amounts allocated to withdrawing participants                         (409,133)        (903,703)
                                                              ----------------    -------------
Assets available for benefits per the Form 5500               $     84,479,584    $  83,877,536
                                                              ================    =============

                                        8                            (Continued)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                            Year ended December 31,
                                                                       -----------------------------
                                                                           2001              2000
                                                                       -------------    ------------
       Benefits paid to participants per the financial statements        3,971,632         6,263,726
       Add amounts allocated to withdrawing participants at
            the end of the year                                            409,133           903,703
       Less amounts allocated to withdrawing participants at
            the end of the prior year                                     (903,703)       (1,029,580)
                                                                       --------------   ------------
       Benefits paid to participants per the Form 5500                   3,477,062         6,137,849
                                                                       ==============   ============

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6)    Transfers from Other Qualified Plans

       In conjunction with the Company's acquisition of certain renewal rights acquired from Acceptance Insurance Companies, Inc. (Acceptance), the Company agreed to employ approximately 55 Acceptance employees. Former Acceptance employees became eligible to participate in the Plan effective March 1, 2000. Additionally, the Plan received assets valued at $1,375,275 in a trustee-to-trustee transfer from the Acceptance Insurance Companies, Inc. Tax-Deferred Savings Plan. These assets were merged into the Plan effective July 1, 2000.

(7)    Nonparticipant-Directed Investments

       Information about the assets available for benefits and the changes in assets available for benefits for the nonparticipant-directed investments as of and for the year ended December 31, 2001 is as follows:

       Changes in assets available for benefits - Markel Corporation common stock:
        Interest                                                          $         3,539
        Net depreciation in fair value of investments                             (98,476)
        Employer contributions                                                  1,299,057
        Distributions of benefits and withdrawals                                (610,614)
                                                                          ---------------
                   Net increase in assets available for benefits                  593,506
       Assets available for benefits - Markel Corporation common stock:
        Beginning of year                                                      12,349,206
                                                                          ---------------
        End of year                                                       $    12,942,712
                                                                          ===============

                                        9                            (Continued)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(8)    Related Party Transactions

       The Plan owned 144,680 shares of Markel Corporation common stock as of December 31, 2001, which had a cost basis of $13,293,283 and a fair value of $25,991,673. During the year, 14,186 shares of Markel Corporation common stock were purchased at a total cost of $2,625,327 and 11,019 shares, with a cost basis of $1,157,061, were sold for $2,038,060.

       Certain Plan investments are units of mutual funds managed by the Trustee, a party-in-interest.

(9)    Subsequent Events

       The Company modified the trading rules of the Plan effective March 1, 2002. The new rules provide more opportunities to exchange money to and from the Markel Corporation common stock fund.

                                       10                            (Continued)

                                                                      Schedule 1

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

       Identity of issue,
       borrower, lessor or                  Description of investment including maturity date,                Current
          similar party                    rate of interest, collateral, par or maturity value                 value
----------------------------------  -------------------------------------------------------------------   -----------------
Markel Corporation*                 144,680 shares of Markel Corporation common stock,
                                       cost of $13,293,283                                                $  25,991,673
Mutual funds:
    Fidelity Investments*           148,759 shares of Fidelity Magellan Fund                                 15,503,611
    Fidelity Investments*           510,081 shares of Fidelity Puritan Fund                                   9,013,130
    Fidelity Investments*           177,301 shares of Fidelity Equity Income Fund                             8,646,976
    Fidelity Investments*           7,298,110 shares of Fidelity Retirement Money Market
                                      Portfolio                                                               7,298,110
    Fidelity Investments*           281,021 shares of Fidelity Stock Selector Fund                            5,937,973
    Fidelity Investments*           423,478 shares of Fidelity Intermediate Bond Fund                         4,370,290
    Fidelity Investments*           87,653 shares of Fidelity Contrafund                                      3,748,917
    Fidelity Investments*           48,496 shares of Fidelity Overseas Fund                                   1,329,761
    Fidelity Investments*           19,053 shares of Fidelity Small Capital Independence Fund                   320,092
    Fidelity Investments*           23,425 shares of Fidelity Freedom 2010 Fund                                 295,395
    Fidelity Investments*           20,180 shares of Fidelity Freedom 2020 Fund                                 253,868
    Fidelity Investments*           18,554 shares of Fidelity Freedom 2030 Fund                                 233,038
    Fidelity Investments*           10,207 shares of Fidelity Freedom 2040 Fund                                  75,431
    Fidelity Investments*           2,622 shares of Fidelity Freedom Income Fund                                 28,656
    Fidelity Investments*           24 shares of Fidelity Freedom 2000 Fund                                         277
                                                                                                          -----------------
        Total mutual funds                                                                                   57,055,525
Markel Corporation                  $1,326,146 in loan receivables from participants with
  Retirement Savings Plan*            interest rates of prime + 1% or 2%                                      1,326,146
                                                                                                          -----------------
        Total investments                                                                                 $  84,373,344
                                                                                                          =================
* Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2


                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2001


                                                                                                              Current
                                                                                   Expense                     value
                                                                                  incurred                  of asset on
    Identity of                                Purchase    Selling     Lease        with         Cost of    transaction     Net
  party involved      Description of assets     price       price      rental    transaction      asset        date         gain
------------------  ------------------------- ---------- ----------  ---------  -------------  ---------- --------------  --------
    *** No reportable transactions ***

See accompanying independent auditors' report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

                    MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                    By: /s/ Pamela J. Perrott
                        ---------------------
                        Administrative Committee Member

Date: June 26, 2002